Filed by Sterling Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

Sterling Bancorp. (Commission File No. 001-05273)

Below is the transcript of a pre-taped message of Louis J. Capelli made available to Sterling Bancorp employees beginning April 5, 2013:

Today’s announcement of the merger of Sterling Bancorp and Provident New York Bancorp is exciting news for all of us.   It will create a banking institution with even greater strength and growth opportunities.  The combined bank will approach $7 billion in assets, with around 45 branches, and will rank in the top 10 in deposits among regional banks in our market.

For many of you, the merger will provide an opportunity to be part of a larger, more competitive institution that is positioned to reach new levels of growth, service and performance.

Clients will have a wider range of financial solutions, delivered over a broader geographic region — along with the superior service they expect from Sterling.

Shareholders will receive solid value and have a stake in what we expect will be a more profitable, faster growing company.

Provident, like Sterling, is a community-oriented banking institution with a focus on providing exceptional service for small-to-middle market businesses and individuals.  Our cultures are an excellent fit.  All of Sterling’s existing lines of business will continue — and will be poised for growth — as part of the combined company.

The combined bank will keep the Sterling National Bank name.  I will serve as Chairman of the Board of Directors and will be actively engaged.  We expect the transaction to be closed in the fourth quarter of this year.

In the meantime, everything will be “business as usual” for Sterling.  Eventually, we will utilize the best of both organizations, enabling us to deliver enhanced products and services.  It is important — now and once the companies are combined — that customers receive the same exceptional service they have always enjoyed from Sterling.

Additional information will be available as the merger process moves along, and we will communicate with you on a regular basis.  In the meantime, please contact your manager or HR if you have any questions.

I want to thank all of you for your dedication to Sterling, our customers and shareholders, and for your efforts to help us grow and prosper.  This is a great day for all of us, as we move toward an exciting future.

FORWARD-LOOKING STATEMENTS

The information presented herein contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Sterling Bancorp’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Provident and Sterling, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.

In addition to factors previously disclosed in Provident’s and Sterling’s  reports filed with the Securities and Exchange Commission, the following factors among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Provident and Sterling shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Provident and Sterling businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; changes in Provident’s stock price before closing, including as a result of the financial performance of Sterling prior to closing; the reaction to the transaction of the companies’ customers, employees and counterparties; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

ADDITIONAL INFORMATION FOR STOCKHOLDERS

In connection with the proposed merger, Provident will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Provident and Sterling and a prospectus of Provident, as well as other relevant documents concerning the proposed transaction.  Sterling will mail the joint proxy statement/prospectus to its stockholders.  SHAREHOLDERS OF PROVIDENT AND STERLING ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other filings containing information about Provident and Sterling at the SEC’s website at www.sec.gov.  The joint proxy statement/prospectus (when available) and the other filings may also be obtained free of charge at Provident’s website at www.providentbanking.com under the tab “Investor Relations,” and then under the heading “SEC Filings” or at Sterling’s website at www.snb.com under the tab “Investor Relations,” and then under the heading “SEC Filings.”

Provident, Sterling and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Provident and Sterling’s shareholders in connection with the proposed merger.  Information about the directors and executive officers of Provident and their ownership of Provident common stock is set forth in the proxy statement for Provident’s 2013 annual meeting of shareholders, as filed with the SEC on Schedule 14A on January 10, 2013. Information about the directors and executive officers of Sterling and their ownership of Sterling common stock is set forth in the proxy statement for Sterling’s 2012 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on April 3, 2012.    Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.